ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-158385 Dated September 8, 2010
HSBC USA Inc. Yield Optimization Notes with Contingent Protection
$ Notes linked to the common stock of The Dow Chemical Company due on or about September 14, 2012
$ Notes linked to the common stock of The Hartford Financial Services Group, Inc. due on or about September 14, 2012
Investment Description
Yield Optimization Notes with Contingent Protection (the “Notes”) are senior unsecured debt securities issued by HSBC USA Inc. (“HSBC”) with returns linked to the performance of the stock of a specific company described herein (the “Underlying Stock”). The Notes pay a coupon (specified below), paid monthly, and provide either a return of principal or shares of the Underlying Stock at maturity. The coupon is designed to compensate you for the risk that you may receive a share of the Underlying Stock at maturity for each Note held that is worth less than your principal.  Investors will receive 100% of their initial investment if the Final Price of the Underlying Stock on the Final Valuation Date is greater than or equal to the Trigger Price.  If the Final Price of the Underlying Stock on the Final Valuation Date is below the Trigger Price, at maturity, per Note, you will receive one share of the Underlying Stock (subject to adjustments in the case of certain events described in the accompanying product supplement).  Each Note will have a principal amount (the “Principal Amount”) equal to the Closing Price of a share of the Underlying Stock on the Trade Date. HSBC will make monthly coupon payments (the “Coupon Payments”) during the term of the Notes regardless of the performance of the Underlying Stock.  Investing in the Notes involves significant risks. You may lose some or all of your investment and will not participate in any appreciation in the value of the Underlying Stock from the Trade Date through the Final Valuation Date. The contingent protection feature applies only if the Notes are held to maturity. Any payment on the Notes, including any contingent protection feature, is subject to the creditworthiness of HSBC.

Features

❑	Income: Regardless of the performance of the Underlying Stock, HSBC will pay you coupons designed to compensate you for the possibility that you could lose some or all of your principal.

❑
Tactical Investment Opportunity:  If you believe the Underlying Stock will trend sideways over the term of the Notes — moving neither positively, by more than the coupon paid on the Notes, nor negatively, by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the Underlying Stock.

❑
Contingent Protection Feature: If you hold the Notes to maturity and the Underlying Stock does not close below the Trigger Price on the Final Valuation Date, you will receive 100% of your principal, subject to the creditworthiness of HSBC USA Inc., and you will not participate in any appreciation in the value of the Underlying Stock. If you hold the Notes to maturity and the Underlying Stock closes below the Trigger Price on the Final Valuation Date, you will receive one share of the Underlying Stock for each of your Notes, which will likely be worth less than your principal and may have no value at all.

Key Dates[1]
Trade Date	September 9, 2010
Settlement Date	September 14, 2010
Final Valuation Date[2]	September 10, 2012
Maturity Date[2]	September 14, 2012

[1] Expected.  In the event that HSBC makes any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.
[2] Subject to postponement in the event of a Market Disruption Event, as described in the accompanying product supplement.

Note Offerings
These terms relate to two separate Notes HSBC is offering.  Each of the two Notes is linked to the common stock of a different company, and each of the two Notes has a different coupon rate, Initial Price and Trigger Price.  The Initial Price and Trigger Price for each Note will be set on the Trade Date.  The performance of each Note will not depend on the performance of any other Note.

Underlying Stocks	Coupon Per Annum*	Initial Price of a share of the Underlying Stock	Trigger Price	CUSIP	ISIN
The Dow Chemical Company	9.22%		$75.00% of the Initial Price	40432R617	US40432R6172

The Hartford Financial Services Group, Inc.	10.00%		$60.00% of the Initial Price	40432R591	US40432R5919

* Paid monthly in arrears as described under “Coupon Payments” and “Coupon Payment Dates” below.

See “Additional Information about HSBC USA Inc. and the Notes” on page 2 of this free writing prospectus. The Notes offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009, the accompanying product supplement dated April 9, 2009 and the terms set forth herein. See “Key Risks” on page 6 of this free writing prospectus and the more detailed “Risk Factors” beginning on page PS-3 of the accompanying product supplement and S-3 of the accompanying prospectus supplement for risks related to the Notes.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, product supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this free writing prospectus for the distribution arrangement.

	Price to Public		Underwriting Discount		Proceeds to Us
	Total	Per Security	Total	Per Security	Total	Per Security
The Dow Chemical Company		100%		2.75%		97.25%

The Hartford Financial Services Group, Inc.		100%		2.75%		97.25%

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Notes
This free writing prospectus relates to two separate Note offerings, each linked to one of the Underlying Stocks identified on the cover page.  Each Underlying Stock described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and the Notes being offered hereby are “Notes” for purposes of the prospectus supplement. As a purchaser of a Note, you will acquire an investment instrument linked to the Underlying Stock.  Although each Note offering relates to one of the Underlying Stocks identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to either of the Underlying Stock, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009.  You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 6 of this free writing prospectus and in “Risk Factors” beginning on page PS-3 of the product supplement and S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  HSBC urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC’s web site at www.sec.gov as follows:

♦	Product supplement dated April 9, 2009:
http://www.sec.gov/Archives/edgar/data/83246/000114420409019790/v145830_424b2.htm

♦	Prospectus supplement dated April 9, 2009:
http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

♦	Prospectus dated April 2, 2009:
http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to “HSBC” or “Issuer” are to HSBC USA Inc. References to the “product supplement” mean the product supplement dated April 9, 2009, references to the “prospectus supplement” mean the prospectus supplement dated April 9, 2009 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 2, 2009.

All references to “Reverse Convertible Notes” in the accompanying product supplement shall refer to these Yield Optimization Notes with Contingent Protection.  All references to “reference asset” in the accompanying product supplement shall refer to the Underlying Stock as defined herein.  All references to “issue date” in the accompanying product supplement shall refer to the Settlement Date as defined herein.  If the terms of the Notes set forth herein are inconsistent with those described in the accompanying product supplement, the terms set forth herein will supersede.

Indicative Terms
Issuer	HSBC USA Inc. (A1/AA-/AA)[1] (“HSBC”)
Principal Amount	Equal to the respective Initial Price (as defined below) of each Underlying Stock.
Term	2 years
Trade Date	September 9, 2010
Settlement Date	September 14, 2010
Final Valuation Date	September 10, 2012, subject to adjustment in the event of a Market Disruption Event.
Maturity Date	September 14, 2012, subject to adjustment in the event of a Market Disruption Event.
Underlying Stocks	The Dow Chemical Company (Ticker: DOW) The Hartford Financial Services Group, Inc. (Ticker: HIG)
Coupon Payments
Coupon paid monthly in arrears on the Coupon Payment Dates in 24 equal installments based on the coupon per annum, regardless of the performance of the Underlying Stock.  Each such installment will equal the relevant Principal Amount times the relevant coupon per annum divided by twelve. Payment will be made to the person in whose name the Notes are registered at the close of business on the regular record date before each such Coupon Payment Date.
The coupon rate per annum for Notes linked to the common stock of The Dow Chemical Company is 9.22% of the Principal Amount of those Notes and the coupon rate per annum for Notes linked to the common stock of The Hartford Financial Services Group, Inc. is 10.00% of the Principal Amount of those Notes.

Equal Installments
For Notes linked to the common stock of The Dow Chemical Company: 0.7683% of the Principal Amount and for Notes linked to the common stock of The Hartford Financial Services Group, Inc.: 0.8333% of the Principal Amount.

Payment at Maturity[2] (per Note)
If the Final Price of the Underlying Stock is greater than or equal to the Trigger Price, the Notes will pay a cash payment on the Maturity Date (in addition to any Coupon Payment) equal to 100% of the Principal Amount.
If the Final Price is below the Trigger Price, you will receive one share of the Underlying Stock for each Note you then hold (subject to adjustments in the case of certain corporate events as described in the accompanying product supplement).
Neither of the Notes is fully principal protected. The Underlying Stock you may receive at maturity will likely be worth less than your principal and may have no value at all.

Initial Price	The Closing Price of one share of the relevant Underlying Stock on the Trade Date.
Final Price	The Closing Price of one share of the relevant Underlying Stock on the Final Valuation Date.
Trigger Price
For the Notes linked to the common stock of The Dow Chemical Company, 75.00% of the relevant Initial Price.
For the Notes linked to the common stock of The Hartford Financial Services Group, Inc., 60.00% of the relevant Initial Price.

Closing Price	On any scheduled trading day, the last reported sale price of the Underlying Stock on the relevant exchange as determined by the Calculation Agent.
Calculation Agent	HSBC USA Inc.
Deposit and Put Premium
As described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 9.22% per annum coupon rate on the Notes linked to the common stock of The Dow Chemical Company among interest on the Deposit and Put Premium, ●% constitutes interest on the Deposit and  ●% constitutes Put Premium and for purposes of dividing the 10.00% per annum coupon rate on the Notes linked to the common stock of The Hartford Financial Services Group, Inc. among interest on the Deposit and Put Premium, ●% constitutes interest on the Deposit and  ●% constitutes Put Premium.

Coupon Payment Dates[3]
Coupons will be paid monthly in arrears in 24 equal installments, beginning in October 2010 to and ending September 2012.  The Coupon Payment Dates are expected to be October 14, 2010, November 15, 2010, December 14, 2010, January 14, 2011, February 14, 2011, March 14, 2011, April 14, 2011, May 16, 2011, June 14, 2011, July 14, 2011, August 15, 2011, September 14, 2011, October 14, 2011, November 14, 2011, December 14, 2011, January 17, 2012, February 14, 2012, March 14, 2012, April 16, 2012, May 14, 2012, June 14, 2012, July 16, 2012, August 14, 2012 and September 14, 2012 (the Maturity Date).

Trustee
Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent	HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Determining Payment at Maturity

Your Notes are not fully principal protected. If the Final Price is less than the Trigger Price, you will receive one share of the Underlying Stock for each Note you own.  In that case, the shares you receive will likely be worth significantly less than your original investment amount and may have no value at all.
______________________________
1 HSBC USA Inc. is rated A1 by Moody’s Investors Service, Inc., AA- by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. and AA by Fitch Ratings.  A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization.  The Notes themselves have not been independently rated.  Each rating should be evaluated independently of any other rating. However, because the return on the Notes is dependent upon factors in addition to HSBC’s ability to pay its obligations under the Notes, such as the Closing Price, an improvement in HSBC’s credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Notes.
2 The Coupon Payments and the Payment at Maturity are provided by HSBC USA Inc. and, therefore, are dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.
3 Subject to postponement as described under “Business Day” and “Maturity Date and Final Valuation Date” in the accompanying product supplement.

Investor Suitability
The Notes may be suitable for you if:
♦    You are willing to receive shares of the Underlying Stock at maturity that may be worth less than your Principal Amount or may have no value at all; meaning you may lose some or all of your principal.
♦    You believe the price of the Underlying Stock is not likely to appreciate by more than the sum of the Coupon Payments made on the applicable Notes.
♦    You are willing to forgo any participation in the appreciation in the price of the Underlying Stock.
♦    You believe the Final Price of the Underlying Stock is not likely to be less than the Trigger Price on the Final Valuation Date.
♦    You are willing to make an investment that will be exposed to the downside performance of the Underlying Stock, in the event that the Final Price is less than the Trigger Price on the Final Valuation Date.
♦    You are willing to accept the risk of fluctuations in the market price of the Underlying Stock.
♦    You are willing to invest in the Notes based on the relevant coupon rate per annum.
♦    You are willing to forgo dividends or other distributions paid on shares of the relevant Underlying Stock in exchange for (i) the relevant Coupon Payments and (ii) contingent protection if the relevant Underlying Stock depreciates but is not below the Trigger Level on the Final Valuation Date.
♦    You are willing to hold the Notes to maturity, a term of 2 years, and accept that there may be no secondary market for the Notes.
♦    You are comfortable with the creditworthiness of HSBC USA Inc., as Issuer of the Notes.

The Notes may not be suitable for you if:
♦    You seek an investment that is 100% principal protected.
♦    You are not willing to receive shares of the Underlying Stock at maturity.
♦    You believe the market price of the Underlying Stock is likely to appreciate by more than the sum of the Coupon Payments made on the Notes by the Final Valuation Date.
♦    You seek an investment that allows you to participate in the appreciation in the price of the Underlying Stock.
♦    You believe the Final Price of the Underlying Stock will be less than the Trigger Price.
♦    You are not willing to accept the risks of owning equities in general and the Underlying Stock in particular.
♦    You prefer lower risk and, therefore, accept the potentially lower returns of conventional debt securities with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦    You prefer to receive dividends or other distributions paid on shares of the relevant Underlying Stock.
♦    You are unable or unwilling to hold the Notes to maturity.
♦    You seek an investment for which there will be an active secondary market.
♦    You are not willing or are unable to assume the credit risk associated with HSBC USA Inc., as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 6 of this free writing prospectus for risks related to an investment in the Notes.

What are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the Notes are uncertain.  Some of these tax consequences are summarized below, but HSBC urges you to read the more detailed discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement.  The following discussion supplements the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement.  Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC’s counsel in this transaction is Sidley Austin llp.

The U.S. federal income tax consequences of your investment in the Notes are complex and uncertain.  By purchasing a Note, you and HSBC hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument (the “Deposit”) and a put option contract (the “Put Option”) in respect of the Underlying Stock, and the balance of this summary assumes that the Notes will be so treated.  The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Deposit component — Because the Notes have a term greater than one year, amounts treated as interest on the Deposit would be includible in income by you in accordance with your regular method of accounting for U.S. federal income tax purposes.

Put Option component — The Put Option component would generally not be taxed until sale or maturity.  At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any Underlying Stock you receive (or are deemed to receive if the cash equivalent is paid).

With respect to Coupon Payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Underlying Stock	Coupon per Annum	Interest on Deposit Component per Annum	Put Option Component per Annum
Common stock of The Dow Chemical Company	9.22%	%	%
Common stock of The Hartford Financial Services Group, Inc.	10.00%	%	%

Upon a sale or exchange of your Notes prior to maturity, you would be required to apportion the value of the amount you receive between the Deposit and the Put Option on the basis of the relative fair market values thereof on the date of such sale or exchange.  Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Deposit, any gain or loss recognized with respect to the Deposit would be capital gain or loss (and such gain or loss would be long-term capital gain or loss if you have held the Note for more than one year) and any gain or loss recognized with respect to the Put Option would be treated as short-term capital gain or loss, as more fully described in the “Certain U.S. Federal Income Tax Considerations” section on page S-39 of the accompanying prospectus supplement.

In the opinion of HSBC’s counsel, Sidley Austin llp, it would be reasonable to treat your Notes as described above.  However, in light of the uncertainty as to the U.S. federal income tax treatment, it is possible that your Notes could be treated as a single contingent payment debt instrument subject to special U.S. Treasury Regulations governing contingent payment debt instruments.  If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent payment debt instrument with that projected payment schedule.  This method is applied by first determining the yield at which the Issuer would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield.  These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes.  It is also possible that, pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above.  Because of this uncertainty, HSBC urges you to consult your tax advisor as to the tax consequences of your investment in the Notes.  Please read the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your Notes.

HSBC will not attempt to ascertain whether the issuer of the applicable Underlying Stock would be treated as a United States real property holding corporation (“USRPHC”), as defined for U.S. federal income tax purposes. If the issuer of the applicable Underlying Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Underlying Stocks and consult your tax advisor regarding the possible consequences to you if the issuer of an Underlying Stock is or becomes a USRPHC.

In addition, the Internal Revenue Service has released a Notice that may affect the taxation of holders of the Notes.  According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes.  In addition, in 2007, legislation was proposed in Congress that would have required the holders of certain prepaid forward contracts to accrue income during the term of the transaction.  It is not clear whether the Notice applies to instruments such as the Notes.  Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes.  Except to the extent otherwise required by law, HSBC intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement and consult your tax advisor.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the accompanying prospectus supplement and product supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦
Risk of Loss of Contingent Protection — Your principal will be protected only if the Final Price of the Underlying Stock is not below the Trigger Price on the Final Valuation Date and the Notes are held to maturity. If the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Underlying Stock. Greater expected volatility with respect to the Underlying Stock reflects a higher expectation as of the Trade Date that the Underlying Stock could close below the Trigger Price on the Final Valuation Date. This greater expected risk will generally be reflected in higher Coupon Payments payable on the Notes. The Underlying Stock’s volatility, however, can change significantly over the term of the Notes. The price of the Underlying Stock could fall sharply, which could result in a significant loss of principal.

♦
The Amount You Receive on the Notes at Maturity Will Exceed Their Stated Principal Amount Only in a Limited Circumstance — Even though you will be subject to the risk of a decline in the price of the Underlying Stock, you will generally not participate in any appreciation in the price of the Underlying Stock. Your return on the Notes at maturity will only exceed the Coupon Payments payable on the Notes in the unlikely event in which (1) the Final Price of a share of the Underlying Stock is less than the Trigger Price on the Final Valuation Date (and, therefore, you receive a share of the Underlying Stock instead of cash at maturity) and (2) the market price of a share of the Underlying Stock at maturity has appreciated and is greater than the Initial Price.  At a minimum, this circumstance would require the price of The Dow Chemical Company stock and The Hartford Financial Services Group, Inc. stock to appreciate by at least 33.33% and 66.67%, respectively, from the Final Valuation Date to the Maturity Date (a period of approximately four business days), depending on the price of the Underlying Stock on the Final Valuation Date, which is unlikely to happen.

♦
The Notes are Subject to the Credit Risk of the Issuer — The Notes are senior unsecured debt obligations of HSBC and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any contingent principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the Notes.

♦
Single Stock Risk — The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦
No Assurances of a Flat or Bullish Environment — If you hold your Notes to maturity and the Final Price of the Underlying Stock is above the Trigger Price, you will receive 100% of your initial investment.  HSBC cannot, however, assure you of the economic environment during the term or at maturity of your Notes.

♦
The Notes Lack Liquidity — The Notes will not be listed on any securities exchange or quotation system. One of HSBC’s affiliates may offer to purchase the Notes in the secondary market but is not required to do so and may cease any such market making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of HSBC’s affiliates is willing to buy the Notes and you may, therefore, have to sell your Notes at a significant discount.  You should, therefore, be willing to hold the Notes to maturity.

♦
Impact of Fees on Secondary Market Prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦
Owning the Notes is Not the Same as Owning the Underlying Stock — The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Stock.  As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlying Stock would have.  Furthermore, the Underlying Stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation except in the unlikely circumstances where the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date and the market price of the Underlying Stock on the Maturity Date is greater than the Initial Price.

♦
Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates — HSBC USA Inc., UBS Financial Services Inc., and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes; and which may be revised at any time.  Any such research, opinions or recommendations could affect the price of the Underlying Stock, and therefore, the market value of the Notes.

♦
Potential Issuer Impact on Price — Trading or transactions by HSBC or its affiliates in the Underlying Stock or in futures, options, exchange-traded funds or other derivative products on the Underlying Stock, may adversely affect the market value of the Underlying Stock, and, therefore, the market value of your Notes.

♦
Potential Conflict of Interest — HSBC and its affiliates may engage in business with the issuer of the Underlying Stock, which may present a conflict between the obligations of HSBC and you, as a holder of the Notes.  HSBC, as the Calculation Agent, will determine the Payment at Maturity based on the Final Price.  The Calculation Agent can postpone the determination of the Final Price of the Underlying Stock or the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦
Price Prior to Maturity — The market price of the Notes will be influenced by many unpredictable factors including the Closing Price of the Underlying Stock over the term of the Notes, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

♦
The Notes are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

♦
There is Limited Anti-Dilution Protection — The Calculation Agent will adjust the Final Price, for certain events affecting the shares of the Underlying Stock, such as stock splits and corporate actions which may affect the Payment at Maturity. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Underlying Stock. If an event occurs that does not require the Calculation Agent to adjust the amount of the shares of the Underlying Stock, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the “Adjustments” section on page PS-11 of the accompanying product supplement.

♦
In Some Circumstances, the Payment You Receive on the Notes May be Based on the Common Stock of Another Company and Not the Underlying Stock — Following certain corporate events relating to the respective issuer of the Underlying Stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective Underlying Stock issuer or any cash or any other assets distributed to holders of the Underlying Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Specific terms of the Notes — Merger Event and Tender Offer” beginning on page PS-10 of the accompanying product supplement.  Regardless of the occurrence of one or more dilution or reorganization events, you should Note that at maturity you will receive an amount in cash equal to your Principal Amount unless the Final Price of the Underlying Stock is below the Trigger Price (as such Trigger Price may be adjusted by the Calculation Agent upon occurrence of one or more such events).

Hypothetical Examples

The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Underlying Stock relative to its Initial Price. HSBC cannot predict the Final Price of the relevant Underlying Stock. You should not take these examples as an indication or assurance of the expected performance of the relevant Underlying Stock.  The numbers appearing in the examples and table below have been rounded for ease of analysis. The following examples and table illustrate the Payment at Maturity per Note on a hypothetical offering of the Notes, based on the following assumptions*:

Term: Hypothetical Initial Price of the Underlying Stock: Hypothetical Trigger Price: Principal Amount:	2 years $100.00 per share $75.00 (75.00% of the Initial Price) $100.00 per Note (set equal to the hypothetical Initial Price)
Hypothetical coupon per annum**:	10.00% (0.8333% or $0.83 per month)
Hypothetical Dividend yield on the Underlying Stock***:	2.00% over term of Notes

*
Not the actual coupon per annum. The actual coupon rate in respect of Coupon Payments with respect to each offering is specified on the cover of this free writing prospectus. The Initial Price, the Principal Amount and the Trigger Price with respect to each offering will be set on the Trade Date.

**	Coupon payment will be paid in arrears in monthly installments on an unadjusted basis during the term of the Note.
***	Hypothetical dividend yield holders of the Underlying Stock might receive over the term of the Notes. Holders of the Notes will not be entitled to any dividend payments made on the Underlying Stock.

Scenario #1: The Final Price of the Underlying Stock is not below the hypothetical Trigger Price of $75.00.
Since the Final Price of the Underlying Stock is not below the hypothetical Trigger Price of $75.00, your principal is protected and you will receive at maturity a cash payment equal to the Principal Amount of the Notes. This investment would outperform an investment in the Underlying Stock if the price appreciation of the Underlying Stock (plus dividends, if any) is less than 20.00%.

If the Closing Price of the Underlying Stock on the Final Valuation Date is $100.00 (no change in the price of the Underlying Stock):
Payment at Maturity: Coupons: Total: Total Return on the Notes:	$100.00 $ 20.00 $120.00 20.00%	($0.83 × 24 = $20.00)
In this example, the total return on the Notes is 20.00% while the total return on the Underlying Stock is 2.00% (including dividends).

If the Closing Price of the Underlying Stock on the Final Valuation Date is $130.00 (an increase of 30%):

Payment at Maturity: Coupons: Total: Total Return on the Notes:	$100.00 $ 20.00 $120.00 20.00%	($0.83 × 24 = $20.00)
In this example, the total return on the Notes is 20.00% while the total return on the Underlying Stock is 32.00% (including dividends).

If the Closing Price of the Underlying Stock on the Final Valuation Date is $85.00 (a decline of 15%):
Payment at Maturity: Coupons: Total: Total Return on the Notes:	$100.00 $ 20.00 $120.00 20.00%	($0.83 × 24 = $20.00)
In this example, the total return on the Notes is 20.00% while the total return on the stock is a loss of 13.00% (including dividends).

Scenario #2: The Final Price of the Underlying Stock is below the hypothetical Trigger Price of $75.00.

Since the Final Price of the Underlying Stock is below the hypothetical Trigger Price of $75.00, you will receive at maturity one share of the Underlying Stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the Closing Price of the Underlying Stock on the Maturity Date.

If the Closing Price of the Underlying Stock on the Maturity Date is $60.00 (a decline of 40%):

Value of share received: Coupons: Total:	$60.00 $20.00 $80.00	($0.83 × 24 = $20.00)
Total Return on the Notes:	20.00%

In this example, the total return on the Notes is a loss of 20.00% while the total return on the Underlying Stock is a loss of 38.00% (including dividends).

Underlying Stock			The Hypothetical Final Price is Greater Than or Equal to the Hypothetical Trigger Price		The Hypothetical Final Price is Less Than the Hypothetical Trigger Price
Hypothetical Final Price(1)	Hypothetical Stock Price Return	Hypothetical Total Return on the Underlying Stock at Maturity(2)	Hypothetical Total Payment at Maturity + Coupon Payments(3)	Hypothetical Total Return on the Notes at Maturity(4)	Hypothetical Total Payment at Maturity + Coupon Payments (5)	Hypothetical Total Return on the Notes at Maturity(4) (6)
$150.00	50.00%	52.00%	$120.00	20.00%	N/A	N/A
$145.00	45.00%	47.00%	$120.00	20.00%	N/A	N/A
$140.00	40.00%	42.00%	$120.00	20.00%	N/A	N/A
$135.00	35.00%	37.00%	$120.00	20.00%	N/A	N/A
$130.00	30.00%	32.00%	$120.00	20.00%	N/A	N/A
$125.00	25.00%	27.00%	$120.00	20.00%	N/A	N/A
$120.00	20.00%	22.00%	$120.00	20.00%	N/A	N/A
$115.00	15.00%	17.00%	$120.00	20.00%	N/A	N/A
$110.00	10.00%	12.00%	$120.00	20.00%	N/A	N/A
$105.00	5.00%	7.00%	$120.00	20.00%	N/A	N/A
$100.00	0.00%	2.00%	$120.00	20.00%	N/A	N/A
$95.00	-5.00%	-3.00%	$120.00	20.00%	N/A	N/A
$90.00	-10.00%	-8.00%	$120.00	20.00%	N/A	N/A
$85.00	-15.00%	-13.00%	$120.00	20.00%	N/A	N/A
$80.00	-20.00%	-18.00%	$120.00	20.00%	N/A	N/A
$75.00	-25.00%	-23.00%	$120.00	20.00%	N/A	N/A
$70.00	-30.00%	-28.00%	N/A	N/A	$90.00	-10.00%
$65.00	-35.00%	-33.00%	N/A	N/A	$85.00	-15.00%
$60.00	-40.00%	-38.00%	N/A	N/A	$80.00	-20.00%
$55.00	-45.00%	-43.00%	N/A	N/A	$75.00	-25.00%
$50.00	-50.00%	-48.00%	N/A	N/A	$70.00	-30.00%

(1)
If the Final Price of the Underlying Stock is not below the Trigger Price on the Final Valuation Date, this number represents the Final Price as of the Final Valuation Date. If the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date, this number represents the Final Price as of the Final Valuation Date and the Maturity Date.

(2)	The total return on the Underlying Stock at maturity includes a hypothetical 2.00% cash dividend payment.
(3)	Payment consists of the Principal Amount plus Coupon Payments of a hypothetical 10.00% per annum.
(4)	The total return on the Notes at maturity includes Coupon Payments of a hypothetical 10.00% per annum.
(5)	Payment consists of the cash equivalent of one share of the Underlying Stock plus Coupon Payments of a hypothetical 10.00% per annum.
(6)
If the hypothetical Final Price is less than the hypothetical Trigger Price, the total return at maturity will only be positive in the event that the market price of the Underlying Stock on the Maturity Date is substantially greater than the hypothetical Final Price of such Underlying Stock on the Final Valuation Date.  Such an increase in price is not likely to occur.

Information about the Underlying Stocks

Included on the following pages is a brief description of the issuers of each of the Underlying Stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low intraday prices for each of the Underlying Stocks. The information given below is for the four calendar quarters in each of 2005, 2006, 2007, 2008, and 2009. Complete data is provided for the first two calendar quarters of 2010. HSBC obtained the intraday prices information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the Underlying Stocks as an indication of future performance.

Each of the Underlying Stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the Underlying Stocks with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the Underlying Stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

The Dow Chemical Company

According to publicly available information, The Dow Chemical Company (“DOW”) has a portfolio that includes specialty chemical, advanced materials, agrosciences and plastics businesses in the electronics, water, energy, coatings and agriculture sectors.  Information filed by DOW with the SEC under the Exchange Act can be located by reference to its SEC file number, 1-03433, or its CIK Code, 0000029915.

Historical Information

The following table sets forth the quarterly high and low intraday prices for DOW’s common stock, based on daily intraday prices on the primary exchange for DOW, as reported by Bloomberg. DOW’s Closing Price on September 7, 2010 was $25.49. The actual Initial Price will be the Closing Price of DOW’s common stock on the Trade Date. Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	$56.75	$47.55	$49.85
4/1/2005	6/30/2005	$50.49	$42.88	$44.53
7/1/2005	9/30/2005	$49.45	$40.18	$41.67
10/3/2005	12/30/2005	$47.21	$40.55	$43.82
1/3/2006	3/31/2006	$45.15	$40.26	$40.60
4/3/2006	6/30/2006	$43.10	$37.01	$39.03
7/3/2006	9/29/2006	$39.98	$33.00	$38.98
10/2/2006	12/29/2006	$41.55	$38.13	$39.90
1/3/2007	3/30/2007	$47.26	$39.02	$45.86
4/2/2007	6/29/2007	$47.60	$43.71	$44.22
7/2/2007	9/28/2007	$47.96	$38.89	$43.06
10/1/2007	12/31/2007	$47.43	$39.20	$39.42
1/2/2008	3/31/2008	$40.04	$33.01	$36.85
4/1/2008	6/30/2008	$43.43	$34.30	$34.91
7/1/2008	9/30/2008	$39.99	$30.82	$31.78
10/1/2008	12/31/2008	$32.28	$14.93	$15.09
1/2/2009	3/31/2009	$16.68	$5.89	$8.43
4/1/2009	6/30/2009	$18.99	$8.14	$16.14
7/1/2009	9/30/2009	$27.24	$14.22	$26.07
10/1/2009	12/31/2009	$29.50	$23.14	$27.63
1/3/2010	3/31/2010	$31.66	$25.57	$29.57
4/1/2010	6/30/2010	$32.05	$23.40	$23.72
7/1/2010	9/7/2010*	$28.50	$22.42	$25.49

* As of the date of this term sheet available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through September 7, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of DOW’s common stock from January 3, 2005 through September 7, 2010, based on information from Bloomberg. The dotted line represents a hypothetical Trigger Price, equal to 75% of the Closing Price on September 7, 2010. The actual Trigger Price will be based on the Closing Price of DOW’s common stock on the Trade Date. Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Historical Performance of the Common Stock of The Dow Chemical Company

*The actual Trigger Price will be 75% of the Initial Price, which will be determined on the Trade Date.
Source: Bloomberg

The Hartford Financial Services Group, Inc.

According to publicly available information, The Hartford Financial Services Group, Inc. (“HIG”) is an insurance and financial services company.  HIG’s is a provider of investment products, individual life, group life and group disability insurance products, and property and casualty insurance products. Information filed by HIG with the SEC under the Exchange Act can be located by reference to its SEC file number, 1-13958, or its CIK Code, 0000874766.

Historical Information

The following table sets forth the quarterly high and low intraday prices for HIG’s common stock, based on daily intraday prices on the primary exchange for HIG, as reported by Bloomberg.  HIG’s Closing Price on September 7, 2010 was $21.62. The actual Initial Price will be the Closing Price of HIG’s common stock on the Trade Date.  Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	$74.07	$65.98	$68.56
4/1/2005	6/30/2005	$77.52	$65.35	$74.78
7/1/2005	9/30/2005	$82.50	$71.53	$77.17
10/3/2005	12/30/2005	$89.49	$72.57	$85.89
1/3/2006	3/31/2006	$89.49	$79.24	$80.55
4/3/2006	6/30/2006	$94.03	$80.14	$84.60
7/3/2006	9/29/2006	$88.51	$79.55	$86.75
10/2/2006	12/29/2006	$93.75	$83.78	$93.31
1/3/2007	3/30/2007	$97.95	$90.30	$95.58
4/2/2007	6/29/2007	$106.23	$94.87	$98.51
7/2/2007	9/28/2007	$100.56	$83.00	$92.55
10/1/2007	12/31/2007	$99.21	$86.35	$87.19
1/2/2008	3/31/2008	$87.88	$63.98	$75.77
4/1/2008	6/30/2008	$79.88	$64.40	$64.57
7/1/2008	9/30/2008	$72.29	$31.26	$40.99
10/1/2008	12/31/2008	$40.01	$4.16	$16.42
1/2/2009	3/31/2009	$19.91	$3.33	$7.85
4/1/2009	6/30/2009	$18.87	$7.16	$11.87
7/1/2009	9/30/2009	$29.00	$10.00	$26.50
10/1/2009	12/31/2009	$29.59	$22.89	$23.26
1/3/2010	3/31/2010	$29.12	$21.60	$28.42
4/1/2010	6/30/2010	$30.46	$21.84	$22.13
7/1/2010	9/7/2010*	$24.27	$18.81	$21.62

* As of the date of this term sheet available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through September 7, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of HIG’s common stock from January 3, 2005 through September 7, 2010, based on information from Bloomberg. The dotted line represents a hypothetical Trigger Price, equal to 60% of the Closing Price on September 7, 2010. The actual Trigger Price will be based on the Closing Price of HIG’s common stock on the Trade Date. Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Historical Performance of the Common Stock of The Hartford Financial Services Group, Inc.

*The actual Trigger Price will be 60% of the Initial Price, which will be determined on the Trade Date.
Source: Bloomberg

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in “Indicative Terms” in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the coupon per annum.  In such a case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining whether the Final Price is less than the Trigger Price.  If a Market Disruption Event exists with respect to the Underlying Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date).  The accelerated Maturity Date will be the fourth business day following the accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of Debt Securities — Events of Default” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the “Agent”). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so.  HSBC or HSBC’s affiliate will enter into swap agreements or related hedge transactions with one of HSBC’s other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

See “Supplemental Plan of Distribution” on page S-52 in the accompanying prospectus supplement.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.